Mail Stop 3561

July 30, 2008

Peter Klamka,
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

Re: **Solar Acquisition Corp.**
        Registration Statement on Form S-1
        Filed July 24, 2008
        Amended Registration Statement on Form S-1/A
        Filed July 25, 2008
        File No. 333-152496

Dear Mr. Klamka:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in the following respects comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form:

1) The terms of the primary offering are not clear, including its duration and whether it is being conducted on a best efforts or all-or-none basis,
2) The executive compensation discussion does not comply with Securities Act Releases 8732A and 8765,
3) The letter of intent between Solar Acquisition Corp. and Solar Teylin is not filed as an exhibit,
4) A legality opinion regarding the shares that are being resold is not filed as an exhibit, and
5) The disclosure required pursuant to Item 308 of Regulation S-K is not provided.

        For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. You may contact Robert Errett at 202-551-3225 or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director